

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
DIVISION OF MARKET REGULATION

SECURI[illegible] [illegible]ON

07002947

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2007
WASH, D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitestone Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35-01 30th Avenue
(No. and Street)

Long Island City | New York | 11103
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Pappas (718) 204-7180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company
(Name – *if individual, state last, first, middle name*)

1444 86th Street | Brooklyn | New York | 11228
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitestone Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed & sworn to before me on this 11th day of JAN 2007

Anthony Pappas
Signature

Title

Qazi F Ahmad
Notary Public

QAZI F AHMAD
Notary Public, State of New York
No. 01AH6084340, Qualified in Queens County
Commission Expires, December 02, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2007
WASH. D.C.
186
SECTION

WHITESTONE SECURITIES INC.
S.E.C. I.D. NO. 8-32465

STATEMENT OF FINACIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2006
AND INDEPENDENT AUDITORS'
REPORT AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

WHITESTONE SECURITIES, INC.
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Notes to Financial Statements 3-5

SUPPLEMENTAL INFORMATION:

Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation Of Net Capital Pursuant to SEC Rule 17a-5(d)(4) I

Information Pursuant to the Requirements Under SEC Rule 15c3-3 II

Report of Independent Accountants on the Internal Control Structure as Required by SEC Rule 17a-5 III

Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA, C.P.A.
managing partner
◆
A. LYLE BAUER, C.P.A.
partner
◆
ANTHONY J. BONOMO, C.P.A.
partner

Accounting Offices


Colabella
& Company
LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191
◆
Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085
◆
www.colabella.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WHITESTONE Securities, Inc.

We have audited the accompanying statement of financial condition of Whitestone Securities, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitestone Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colabella & Company, LLP *Colabella & Company*
Brooklyn, New York
February 10, 2007

WHITESTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Current Assets		
Cash and cash equivalents	$	121,356
Restricted cash		52,187
Marketable securities		338,519
Marketable securities-private placement		-
Rent deposits		2,562
Commissions receivable		6,869
Prepaid expenses		2,546
Total Current Assets		524,039
Property and equipment		
Furniture		2,115
Computer		6,237
Total property and equipment		8,353
Less: accumulated depreciation		(8,353)
Property and equipment (net)		-
Total Assets	$	524,039

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable & accrued expenses	$	5,171
Deferred income taxes		69,560
Total Liabilities		74,731
Shareholders' Equity		
Common stock		1,000
Additional paid-in capital		121,571
Retained earnings (Includes $172,247 of unrealized gains)		326,737
Total Shareholders' Equity		449,308
Total Liabilities and Shareholders' Equity	$	524,039

See Auditor's Report and Notes to Financial Statements

WHITESTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Nature of operations - Whitestone Securities, Inc (the Company) was incorporated on July 5, 1984 under the laws of the State of New York for the purpose of doing business as a Securities Broker-Dealer. The Company is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) to serve as a broker for U.S. Government and corporate securities. The Company derives the majority of its revenue through securities commissions and proprietary trading profits. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through a clearing arrangement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Cash equivalents – Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Restricted cash - Restricted cash consists of funds on deposit pursuant to a contractual agreement.

Concentration of credit risk – The Company maintains its cash at various financial institutions. The cash balances at these institutions do not exceed the available Federal Deposit Insurance Corporation (FDIC) as of December 31, 2006.

Marketable securities - Securities owned are valued at quoted market prices. The unrealized gain or loss resulting from the difference between cost and market is included in income.

Property & equipment - Property & equipment are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

WHITESTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2006

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company's Net Capital requirement is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), as defined, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 8 to 1. As of December 31, 2006, the Company had net capital of $465,212, which was $365,212 in excess of its $100,000 requirement, and a ratio of aggregate indebtedness to net capital of .011 to 1 (1.1%).

NOTE 4 – INVESTMENTS

The following is a summary of securities at December 31, 2006:

	Cost	Gross Unrealized Gains (Losses)	Fair Value
U.S. Treasury notes	$ 89,860	$ (110)	$ 89,750
U.S. corporate securities	76,522	172,247	248,769
	$ 166,382	$ 172,137	$ 338,519

NOTE 5 – CAPITAL STRUCTURE

At December 31, 2006, the Company has one share of no par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. All common shares are restricted from transfer to third parties without the Company or other shareholders first being offered the right to purchase those shares at the current market price.

NOTE 6 - INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns.

A deferred tax liability has been established due to temporary differences between book and tax in accordance with GAAP from unrealized gains on marketable securities being held by the Company.

WHITESTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2006

NOTE 6 - INCOME TAXES—CON'D.

Deferred tax liability January 1, 2006	$ 41,079
Adjustment due to increase in market value of securities in 2006	28,481
Deferred tax liability December 31, 2006	$ 69,560

NOTE 7 - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The customer transactions are transacted on a cash basis through the facilities of its clearing broker. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customer.

WHITESTONE SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2006

Computation of Net Capital

Shareholders' Equity	$	449,308
Deferred income taxes		69,560
Tentative Net Capital		518,868
Deductions and/or charges:		
Non-allowable assets		(2,562)
Haircuts on securities		(51,094)
Net Capital	$	465,212
Required Capital	$	100,000
Net Capital in Excess of Requirement	$	365,212

Computation of Aggregate Indebtedness

Accounts payable & accrued expenses	5,171
Total Aggregate Indebtedness	5,171
Ratio of aggregate indebtedness to net capital	.011 to 1
Percentage of aggregate indebtedness to net capital	1.1%

Reconciliation with Company's calculation as reported on December 31, 2006 FOCUS report

Net Capital as reported in December 31, 2006 Form X-17A-5, Part IIA unaudited FOCUS report		465,516
Adjustments to record prepaid expenses		(304)
Net Capital, Per Above	$	465,212

See Auditor's Report and Notes to Financial Statements

WHITESTONE SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2006

WHITESTONE Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA, C.P.A.
managing partner

A. LYLE BAUER, C.P.A.
partner

ANTHONY J. BONOMO, C.P.A.
partner

Accounting Offices


Colabella
& Company
LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

www.colabella.com

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Whitestone Securities, Inc.

In planning and performing our audit of the financial statements of Whitestone Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Colabella & Company

Colabella & Company, LLP
Brooklyn, New York
February 10, 2007

END